UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 3, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.
Publicly-Held Company
CNPJ/MF No. 60.643.228/0001-21
NIRE 35.300.022.807 | CVM Code No. 12793

FINAL SYNTHETIC VOTING MAP
EXTRAORDINARY GENERAL MEETING HELD ON DECEMBER 03, 2018

	YES	NO	ABSTANTION	TOTAL OF
RESOLUTION	NUMBER OF SHARES	NUMBER OF SHARES	NUMBER OF SHARES	VOTING SHARES

1 - To examine, discuss and vote on the following agenda: approve, in accordance with the Management’s Proposal and the Opinion of the Fiscal Council of the Company, the distribution of interim dividends on an extraordinary basis, in the total amount of R$2,783,319,849.66 (two billion seven hundred and eighty-three million three hundred and nineteen thousand eight hundred and forty-nine Brazilian reais and sixty-six centavos), equivalent to R$5.030371757 per share issued by the Company, to be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary Shareholders’ Meeting held on April 27, 2018 and registered at the Company’s quarterly financial statements of September 30, 2018.

	420,299,130	784	3,958	420,303,872

According to the synthetic map provided by the bookkeeping of the Company and the remote vote forms directly received by the Company pursuant to Article 21-W, III, §3rd, of the Normative Instruction CVM 481, of December 17, 2009, as amended.

Number of Shares Attending the Extraordinary General Meeting:	420,303,872

São Paulo, December 03, 2018.

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO